Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, California 90067-3206

July 30, 2014	Philippa M. Bond Partner d 310.284.5607 f 310.557.2193 pbond@proskauer.com www.proskauer.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:        Ms. Mara L. Ransom

Re:                        Smart & Final Stores, Inc.
Registration Statement on Form S-1

Filed June 20, 2014

File No. 333-196931

Dear Ms. Ransom:

On behalf of Smart & Final Stores, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 18, 2014 relating to the above-referenced registration statement (as amended from time to time, the “Registration Statement”) of the Company filed with the Commission on Form S-1 on June 20, 2014.

The Company is concurrently filing, via EDGAR, Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), marked in accordance with Rule 310 of Regulation S-T.

The Company is also separately transmitting in paper copy, pursuant to Rule 418(b) of Regulation C (“Rule 418(b)”) under the Securities Act of 1933, as amended (the “Securities Act”), supplemental information requested by the Staff.  The supplemental information is not to be filed with or deemed a part of the Registration Statement, and the Company has requested that the supplemental information be promptly returned to the undersigned following completion of the Staff’s review of the supplemental information.  Rule 418(b) requires that supplemental information that is requested to be returned not be filed in electronic format.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1.  Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 1.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

General

1.                                    We note several blanks in your registration statement.  Please include all information that is not subject to Rule 430A in the next amendment.  In this regard, we note that you have several blanks in your “Executive and Director Compensation” section.  Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response to Comment 1:

The Company acknowledges the Staff’s comment and will provide in subsequent amendments to the Registration Statement all information that may not be properly excluded under Rule 430A of Regulation C (“Rule 430A”).  The Company confirms that it will not distribute copies of the preliminary prospectus until it has included all information other than information it may exclude in reliance upon Rule 430A.  The Company acknowledges that the Staff may have additional comments when items that are currently blank are completed and will endeavor to complete such items in as timely a manner as possible to facilitate the Staff’s review.

2.                                    Prior to the effectiveness of the registration statement, please have a representative of FINRA call us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.

Response to Comment 2:

The Company confirms that, prior to the effectiveness of the Registration Statement, it will arrange for a representative of FINRA to call the Staff or confirm in writing to the Staff that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.

3.                                    All exhibits are subject to our review.  Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible.  Please note that we may have comments on the legal opinion as well as the other exhibits once they are filed.

Response to Comment 3:

The Company confirms that it will file all exhibits, including the legal opinion, with sufficient time for the Staff to review such exhibits and for the Company to respond to any comments that may result from the Staff’s review.

4.                                    We note references throughout your prospectus to internal reports and third-party sources for statistical, qualitative, and comparative statements contained in your prospectus.  For example, on page 4 you refer to research conducted by Intalytics and on page 82 you refer to information developed by Chain Store Guide, the United States Department of Agriculture Economic Research Service, and The Future of Food Retailing.  Please provide copies of these materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus.  Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors.

Response to Comment 4:

Concurrent with the filing of Amendment No. 1, the Company is supplementally providing to the Staff, under separate cover (the “Supplemental Letter”), copies of the reports cited in Amendment No. 1 clearly marked to highlight the portion or section that contains the relevant information and cross-referenced to the appropriate location in Amendment No. 1.

The Company advises the Staff that the information developed by the United States Department of Agriculture Economic Research Service and The Future of Food Retailing are publicly available at no charge, and the information developed by Chain Store Guide is publicly available for $500.  Each of these third-party sources is a retail grocery industry publication commonly used by companies and professionals in the sector, and the information cited was not prepared for the Company.  The Company also advises the Staff that the research conducted by Intalytics is not publicly available and was commissioned by and prepared for the Company in the ordinary course of business and not in contemplation of this offering.  The Company further advises the Staff that its internal reports were developed by the Company and are not publicly available.

The Company has revised the disclosure on pages 4, 87, 88 and 96 of Amendment No. 1 to clarify certain of its disclosures relating to certain internal reports and third-party sources referenced in Amendment No. 1.

The Supplemental Letter is being provided to the Staff pursuant to Rule 418(b) on a supplemental basis only under separate cover and is not to be filed with or deemed part of or included in the Registration Statement.  Pursuant to Rule 418(b), and on behalf of the Company, we respectfully request that the Supplemental Letter be returned to the Company upon completion of the Staff’s review thereof.  Please contact us when the Staff has completed its review and we will arrange for the Supplemental Letter to be picked up from the Staff.

Prospectus Summary, page 1

5.                                    We note references throughout this registration statement to “Intermediate Holdings,” notably on pages 28 and 127.  Please describe your organizational structure including a flow chart if necessary.

Response to Comment 5:

The Company has revised the disclosure as requested on page 83 and 84 of Amendment No. 1, including by adding an organizational chart, to describe its organizational structure.

Who We Are, page 1

6.                                    Please provide us with supplemental support for the following statements made on pages 1 through 3 as well as elsewhere in the prospectus in various forms:

•                                         “We are a high-growth, value-oriented food retailer . . .;”

•                                         “We have a unique merchandising strategy . . .;”

•                                         “We believe our stores are among the most productive in the food retail industry . . .;”

•                                         “Our Smart & Final stores feature a comprehensive grocery offering at ‘everyday low prices’ . . .;” and

•                                         “ . . .approximately 43% of Smart & Final banner sales were from products or sizes . . .that are not typically found at conventional grocers,” pages 3 and 83.

In addition, please disclose the measure or measures that support such statements.  For example, please tell us how you are using terms like “high-growth” and “productive.”

Response to Comment 6:

The Company has revised certain of its disclosures in Amendment No. 1 and supplementally advises the Staff as follows:

“We are a high-growth, value-oriented food retailer . . .;”

The Company advises the Staff that it uses the term “high-growth” to describe its recent historical growth in sales relative to publicly traded conventional grocers including Kroger, Safeway, Roundy’s, Ahold USA, Ingles and Delhaize USA, as well as warehouse club Costco and mass merchandiser Walmart.  Annual sales and sales growth information is available from the public filings of such companies.  Based upon such information for fiscal years 2011 through 2013, the Company’s compound annual growth rate for sales ranks (i) higher than all of such publicly traded conventional grocers and (ii) second-highest among the Company, Costco and Walmart.

The Company advises the Staff that it uses the term “value-oriented” to describe its overall pricing strategy, with target pricing that is substantially lower than conventional grocers and competitive with large discounters and warehouse clubs.  The Company regularly conducts and commissions surveys of its competitors’ prices, and sets its prices based on the results of such surveys and its management’s subjective determinations of items considered important to price-sensitive customers.

“We have a unique merchandising strategy . . .;”

The Company has revised the disclosure on pages 1, 2, 48, 82, 86, 90 and 94 of Amendment No. 1 to state that it has a “differentiated” merchandising strategy, rather than a “unique” merchandising strategy.  The Company’s stores feature a mix of private label and national brand products, items targeted to business and foodservice customers and core grocery and non-food items, in each case in a variety of household and business sizes, including “warehouse club pack” sized items.  The Company regularly conducts and commissions surveys of its competitors’ stores to determine the items carried by such competitors that are carried, or not carried, in the Company’s stores, and adjusts the product assortment offered in any individual store to provide a mix of merchandise appropriate to the store format, its target customers and its geographic location.  The Company believes, based on such surveys and such product assortments, that its merchandising strategy is differentiated from that of its competitors, including conventional grocers, discounters, warehouse clubs, mass merchandisers, foodservice delivery companies and others.

“We believe our stores are among the most productive in the food retail industry . . .;”

The Company advises the Staff that it believes its stores are among the most productive in the food retail industry based, in part, on its sales per square foot compared to that of the publicly traded conventional grocers (other than Delhaize USA, for which no information is available), warehouse club and mass merchandiser listed above (calculable using information in the public filings of such companies).  Based upon available data, the Company’s sales per square foot, on a Company-wide basis and for each of its store banners, ranks (i) second-highest among such conventional grocers and (ii) second-highest among the Company, Costco and Walmart.

“Our Smart & Final stores feature a comprehensive grocery offering at ‘everyday low prices’ . . .;” and

The Company respectfully submits to the Staff that its Smart & Final stores feature a grocery offering that is “comprehensive” because it includes a mix of dry grocery, perishable and other items that typical customers use on a regular basis.  As noted above, the Company regularly conducts and commissions surveys of its competitors to determine the items carried by such competitors that are carried, or not carried, in the Company’s stores.  A recent survey commissioned by the Company of two of its conventional grocer competitors and one of its mass merchandiser competitors found that the Company’s Smart & Final stores carried approximately 5,000 specific grocery items that were also carried by such competitors across a variety of product categories, including dry grocery, produce, meat, dairy and deli, bakery, beer, wine and spirits and other non-food items.  Such overlap indicates that the grocery offering in the Company’s Smart & Final stores is comprehensive, and supports the Company’s knowledge based on its experience in the retail food industry.

The Company respectfully submits to the Staff that it uses the term “everyday low prices” to characterize its pricing strategy.  As noted above, the Company regularly conducts and commissions surveys of its competitors’ prices, and sets its prices based on the results of such surveys and management’s subjective determinations of items considered important to its price-sensitive customers.  Based on the information from these surveys, the Company (i) endeavors to offer its products at prices lower than conventional grocers and competitive with large discounters and warehouse clubs and (ii) offers additional discounts in connection with its marketing program.

“ . . .approximately 43% of Smart & Final banner sales were from products or sizes . . .that are not typically found at conventional grocers,” pages 3 and 86.

As noted above, the Company regularly conducts and commissions surveys of its competitors’ stores to determine the items carried by such competitors that are carried, or not carried, in the Company’s stores.  A recent survey commissioned by the Company of three of its conventional grocer competitors found that more than 4,600 items sold in the Company’s Smart & Final stores were not carried by such competitors.  Annual sales for these items in the

Company’s Smart & Final stores for fiscal year 2013 accounted for approximately 43% of total sales.  A copy of this survey is being provided to the Staff in the Supplemental Letter.

7.                                    We note your reference to Comparable store sales here and elsewhere in your prospectus.  We presume that this disclosure reflects aggregated Comparable store sales information.  Considering you disclose, under “Results of Operations,” separate Comparable store sales information for your two segments and your definition of Comparable store sales on page ii suggests that you do not include different store banners in your calculation of Comparable store sales, please tell us why you believe presentation of aggregate Comparable store sales information is useful.

Response to Comment 7:

The Company advises the Staff that the presentation of aggregate comparable store sales information, in addition to segment-level information, is useful to investors because (i) the metric reflects increases and decreases in the number of customer visits to the Company’s existing stores and amounts purchased by customers, (ii) the Company believes investors view the metric as a primary indicator of the general health of a retailer and will want to analyze it in connection with any investment in the Company and (iii) aggregate comparable store sales is a widely used performance metric in the food retail industry, including among retailers with multiple store banners.

The Company has revised the disclosure on pages ii and iii of Amendment No. 1 to clarify that the definition of comparable store sales is applicable to the Company as a whole and to each of its segments.

Ares Management, page 5

8.                                    Please revise your prospectus summary to quantify and describe any payments, compensation, or equity that Ares Management, your directors, or your executive officers received or will receive in connection with this offering.  In this regard, we note your disclosure that funds of Ares will receive some of the proceeds of this offering in connection with the reduction in the amount due under the Term Loan Facility.

Response to Comment 8:

The Company has revised the disclosure as requested on page 6 of Amendment No. 1 to quantify and describe payments that will be received by certain affiliates of Ares Management in connection with this offering.  However, the Company advises the Staff that it has not yet determined whether any equity compensation will be distributed to any of its directors or executive officers in connection with this offering.  The Company will revise the relevant disclosure to provide this requested information in a subsequent amendment to the Registration Statement.  The Company acknowledges that the Staff may have additional comments when the requested information is provided and will endeavor to provide such information in as timely a manner as possible to facilitate the Staff’s review.

Risk Factors, page 14

We may be unable to successfully manage . . . , page 19

9.                                    It appears that this risk factor and the first full risk factor on page 15 describe essentially the same risk.  Please note that each risk factor should discuss a separate, material risk.  Accordingly, please revise to distinguish these two risk factors, or combine them and eliminate any duplicative disclosure.

Response to Comment 9:

The Company has revised the disclosure as requested on page 15 of Amendment No. 1 to combine these two risk factors and eliminate any duplicative disclosure.

The loss of key management could adversely affect our business, page 23

10.                            Please identify the key management and employees that you refer to in this risk factor or include a cross reference to and provide such information in an appropriate section of your prospectus.

Response to Comment 10:

The Company has revised the heading of the risk factor and the disclosure on page 23 of Amendment No. 1 to clarify that the key members of management and other employees on whom the Company depends are its executive officers.

Disruptions to or security breaches involving our information technology . . ., page 23

11.                            If you have experienced disruptions or security breaches of your information technology systems, please revise your risk factor to discuss those disruptions or breaches to give context to the risk factor.

Response to Comment 11:

The Company advises the Staff that it has not experienced any disruptions or security breaches of its information technology systems that require disclosure. However, the Company believes the disclosure in this risk factor is appropriate because (i) the risks illustrated in such disclosure are relevant to merchants in the retail industry generally and (ii) the Company will continue to face such risks as techniques for breaching cybersecurity measures change and develop in the future.

Conflicts of interest may arise . . ., page 33

12.                            Please identify your directors who are affiliated with Ares or provide a cross-reference to the applicable section of the registration statement to provide context to this risk.

Response to Comment 12:

The Company has revised the disclosure as requested on page 33 of Amendment No. 1 to identify its directors who are employees, partners or non-employee consultants of Ares.

Capitalization, page 41

13.                            We note that you include cash and cash equivalents in calculating your total capitalization.  Please note that cash and cash equivalents should not be included in your total capitalization amount.  As such, please revise to exclude cash and cash equivalents from your calculated total.

Response to Comment 13:

The Company has revised the disclosure as requested on page 41 of Amendment No. 1 to exclude cash and cash equivalents from its calculated total capitalization.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Outlook, page 48

14.                            We note that you expect “to grow [your] comparable store sales and enhance [your] operating margins through [the] execution of a number of key initiatives.” Please describe these key initiatives in greater detail and how you expect that they will impact your results of operations.

Response to Comment 14:

The Company has revised the disclosure as requested on page 49 of Amendment No. 1 to describe its key initiatives for growing comparable store sales and enhancing operating margins and their expected impact on the Company’s results of operations.

Results of Operations, page 53

15.                            We note the discussion beginning on page 49 indicating the factors affecting your results of operations.  However, you have not bridged the gap between the discussion of the factors affecting financial results and a thorough discussion and analysis regarding how these factors impacted your results during the three years presented in your financial statements.  For example, if new stores accounted for $16.1 million of the total $44.8 million net sales increase when comparing the twelve weeks ended March 23, 2014 with the twelve weeks ending March 24, 2013, we would generally expect a discussion of other factors that impact the balance of the increase in net sales.  We remind you that the principal objectives of MD&A include providing readers with a view of the company through the eyes of management.  To do this, companies should include a discussion of the key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.  See Section III.B.1 of SEC Release No. 33-8350 and Part III.A of SEC Release No. 33-6835.  To make this discussion of key variables meaningful, you should generally quantify those which are quantitative factors and explain how changes in these metrics drove your results.

After reviewing the Releases cited above, please revise your analysis of results of operations.

Response to Comment 15:

The Company has revised the disclosure as requested on pages 53 to 70 of Amendment No. 1.

16.                            We note your disclosure in several areas that an increase in comparable store sales was driven by an increase in transaction count and/or transaction size.  If transaction count and/or transaction size are key metrics reviewed by management, we would generally expect you to quantify the metric(s) for each period presented in addition to explaining how it impacted the change in your net sales.  With a view towards transparency, please revise your filing to provide more insight into the reason(s) why these metrics increased as compared to the prior year so as to provide an analysis that allows the reader to better understand your business through the eyes of management.  We refer you to Section III.B.4. of SEC Release No. 33-8350.

Response to Comment 16:

The Company has revised the disclosure as requested on pages 53 to 70 of Amendment No. 1.

Operating Activities, page 66

17.                            Please revise your filing to correct the typographical error within the last sentence of this section.  In this regard, your disclosures give the appearance of comparing the twelve weeks ended March 24, 2013 with the twelve weeks ended March 24, 2013.

Response to Comment 17:

The Company has revised the disclosure as requested on page 67 of Amendment No. 1 to correct this typographical error.

Financing Activities, page 67

18.                            We note your disclosure in your “Use of Proceeds” section on page 39 that you expect to use revenue from this offering to fund your growth initiatives.  Please revise your disclosure here to include such revenues as potential funding sources for your capital expenditures.

Response to Comment 18:

The Company has revised the disclosure as requested on page 70 of Amendment No. 1 to include revenue from this offering as a potential funding source for its capital expenditures.

Credit Facilities, page 70

19.                            With respect to the Term Loan Facility, please disclose any remaining capacity available to you.

Response to Comment 19:

The Company has revised the disclosure as requested on page 70 of Amendment No. 1 to describe the remaining capacity available under the Term Loan Facility.

Critical Accounting Estimates, page 73

Share-Based Compensation, page 73

20.                            In light of the fact that you consider share-based compensation to be a critical accounting estimate, please tell us the proposed IPO price, once it is determined, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.  If there is a significant difference between your proposed IPO price and the fair value of the common stock underlying your share-based awards as determined by management, describe each significant factor contributing to that difference, including whether your underwriters used different assumptions.

Response to Comment 20:

The Company acknowledges the Staff’s comment and advises the Staff that the Company has not yet determined the proposed IPO price, nor have the underwriters discussed with the Company an estimated price range for our common stock in the IPO.  The Company will advise the Staff when a proposed price range has been established. The Company also acknowledges the Staff’s request for disclosures regarding any difference between the fair values of the Company’s recently issued share-based awards and the estimated IPO price and will provide a reconciliation of and explanation for any such difference once the estimated offering price range has been established.  The Company will provide the Staff with such information with sufficient time to permit the Staff to review the disclosures before the distribution of any preliminary prospectuses.

Business, page 81

21.                            Please describe the general developments of your business as required by Item 101(a)(1) of Regulation S-K.  For example, please disclose the Ares Acquisition.

Response to Comment 21:

The Company has revised the disclosure as requested on page 83 of Amendment No. 1 to describe the general developments of its business as required by Item 101(a)(1) of Regulation S-K, including the Ares Acquisition.

22.                            Please provide financial information for each reporting segment as required by Item 101(b) of Regulation S-K.  In this regard, we note the information you provide in the Notes to your financial statements regarding your reportable segments.

Response to Comment 22:

The Company has revised the disclosure as requested on page 98 of Amendment No. 1 to provide a cross-reference to the Company’s financial statements pursuant to Item 101(b) of Regulation S-K.

Our Growth Strategy, page 85

Increase our store footprint in existing and new markets, page 85

23.                            Please describe the macroeconomic trends in Mexico that support your belief in the long-term growth opportunities of your Northwestern Mexico joint venture stores.

Response to Comment 23:

The Company advises the Staff that it reviewed research reports prepared by Economist Intelligence Unit (“EIU”) regarding Mexico’s economic trends, which support the Company’s belief in the long-term growth opportunities of its Northwestern Mexico joint venture stores.  The EIU reports, copies of which are being provided in the Supplemental Letter, were not prepared for the Company, are available to the public for less than $50 each and denote the following trends:

•                 Real GDP growth is expected to increase from 1.3% in 2013 to 2.4% in 2014.  Additionally, the EIU forecasts real GDP growth to increase an average of 3.9% for the years 2015 through 2018.  While the household income levels are relatively low (25% of households earn less than $10,000 a year), a significant portion of household income is expected to be spent on food and housing, and the Mexican retail market is the second-largest in Latin America.

•                 Inflation is expected to be 2-4% for the years 2014 through 2018, and the Mexican Peso is expected to remain competitive with currencies of other emerging markets.

The Company advises the Staff that it has revised the related disclosure on page 88 of Amendment No. 1 to make reference to the EIU reports.

Management, page 98

Board of Directors, page 100

24.                            We note that David B. Kaplan, Dennis T. Gies and Adam L. Stein are affiliated with Ares Management.  In discussing these directors’ business experience, please clearly indicate that Ares Management is your principal shareholder.  Also, please describe any arrangement or understanding between these directors and Ares Management pursuant to which they were selected as directors.  Please refer to Item 401(a) and (e) of Regulation S-K.

Response to Comment 24:

The Company has revised the disclosure as requested on pages 100, 103, 104 and 105 of Amendment No. 1 to clearly indicate that Ares Management is the Company’s principal shareholder and to confirm there is no arrangement or understanding between these directors and Ares Management pursuant to which they were selected as directors.

Executive and Director Compensation, page 106

Cash Incentive Program, page 108

25.                            Please provide the target goals and results for each named executive officer under each applicable performance objective.  For example, you state that Messrs. Hirz, Phegley, and Laddon achieved 99.4% of their target in the Management Incentive EBITDA objective.  However, you do not provide the quantified information that informs how you arrived at the “Percentage of Target Achieved.”

Response to Comment 25:

The 2013 Cash Incentive Program described on pages 111 and 112 of Amendment No. 1 provided for cash incentive bonuses earned by our named executive officers based on the attainment of target financial and operating goals.  For Messrs. Hirz, Phegley and Laddon, those goals were measured at the Company level, and included Management Incentive EBITDA, comparable store sales and Smart & Final new store sales.  For Mr. Drew, those goals were measured at the level of our Smart & Final segment and included Smart & Final Management Incentive EBITDA, Smart & Final comparable store sales and Smart & Final new store sales.  For Mr. Trtek, those goals were measured at the level of our Cash & Carry segment and included Cash & Carry Management Incentive EBITDA and Cash & Carry comparable store sales versus budget.  Attainment of each of the goals was measured against a budget or other target amount established at the beginning of the annual measurement period.

The Company has revised the disclosure on pages 111 and 112 of Amendment No. 1 to provide quantified information that describes how it calculated the “Percentage of Target Achieved” with respect to (i) total Company Management Incentive EBITDA and total Company comparable store sales for each of Messrs. Hirz, Phegley and Laddon, (ii) Smart & Final comparable store sales for Mr. Drew and (iii) Cash & Carry comparable store sales for Mr. Trtek.

The Company respectfully submits to the Staff that it believes disclosure of the new store sales targets for each of our named executive officers and segment-level Management Incentive EBITDA targets for Messrs. Drew or Trtek would constitute a release of confidential commercial and financial information that would result in substantial competitive harm to the Company.  The Company does not publicly disclose this information in any written or verbal forums, nor is it required to do so.  The Company has, however, revised the disclosure on pages 111 and 112 of Amendment No. 1 to provide both qualitative and quantitative guidance on the difficulty of achieving target levels of new store sales versus pro forma sales goals and segment-level Management Incentive EBITDA as part of the 2013 Cash Incentive Program.

The Company respectfully submits to the Staff that it operates in the highly competitive food retail and foodservice industries and competes on a combination of factors, including price, product selection, product quality, convenience, customer service, store format and location.  Some of the Company’s competitors have attempted to increase market share by expanding their footprints in the Company’s marketing areas, which creates a more difficult competitive environment for the Company.  Further, over the last several decades, the retail supermarket and foodservices industries have undergone significant changes and now include companies with low-cost structures, such as Costco and Walmart, and wholesale outlets such as Restaurant Depot.

The Company respectfully submits to the Staff that disclosing new store sales targets would provide its competition with sensitive strategic information about how it analyzes new markets and locations.  This information could aid its competitors in making decisions about how to allocate their resources, including where to open new stores, based on the Company’s sales projections.  For example, the Company opened a limited number of new stores in fiscal year 2013, and a competitor could use the Company’s pro forma sales targets to determine (i) whether it should open a competing store in the applicable market, (ii) the Company’s desired level of profitability for entering new markets and (iii) where the Company may seek to open competing stores in the future.

The Company also respectfully submits to the Staff that disclosing its segment-level Management Incentive EBITDA targets would provide its competition with sensitive, segment-specific, strategic information about how it prioritizes and allocates its resources across geographies and within channels.  This information could aid its competitors in making decisions about how to allocate their resources based on the Company’s past and projected successes or failures.  For example, a competitor could monitor trends in the Company’s segment-level Management Incentive EBITDA to determine whether and when the Company projects growth in particular segments of its business, which would allow such competitor to adjust its plans to counter or abstain from competing against such segments or in the markets in which they operate.  Similarly, competitors could gain insight into whether the Company plans to prioritize certain business channels, again allowing them to respond to the Company’s strategy.

Accordingly, the Company respectfully submits to the Staff that the disclosure of new store sales versus pro forma sales goals and segment-level Management Incentive EBITDA would result in substantial competitive harm to the Company because of the insights into the Company’s business such information may provide to the Company’s competitors.

Nonqualified Deferred Compensation Table, page 117

26.                            Please provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns of the table on page 118 are reported as compensation for fiscal 2013 in “Summary Compensation Table for Fiscal Year 2013.” Please refer to the Instruction to Item 402(i)(2) of Regulation S-K.

Response to Comment 26:

The Company acknowledges the Staff’s comment and will provide the requested information in a subsequent amendment to the Registration Statement.  The Company will endeavor to provide such information in as timely a manner as possible to facilitate the Staff’s review.

Description of Capital Stock, page 131

27.                            We note your disclosure that the exclusive venue provision may have the effect of discouraging lawsuits against your officers and directors.  Please tell us what consideration you gave to including this effect in your risk factor disclosure.

Response to Comment 27:

The Company has revised the disclosure as requested on page 35 of Amendment No. 1 to add a risk factor providing that the exclusive venue provision may have the effect of discouraging lawsuits against its directors and officers.

28.                            We note that you plan to enter into indemnification agreements with each of your current directors and officers, however, on page II-1 you indicate that you have indemnification agreements in place with your directors and officers.  Please revise or advise.

Response to Comment 28:

The Company advises the Staff that it expects to enter into, but has not yet entered into, indemnification agreements with each of its directors and officers.  Accordingly, the Company has revised the disclosure on page II-1 Amendment No. 1 to reflect the fact that it has not yet entered into such agreements.

Notes to Consolidated Financial Statements, page F-8

Note 2.  Summary of Significant Accounting Policies, page F-9

Goodwill and Intangible Assets, page F-13

29.                            We note that you have identified certain trademarks recorded on your balance sheet as having indefinite lives.  Please tell us more about these trademarks and the factors you considered in determining that they have indefinite lives.  In this regard, please provide us support demonstrating there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the trademarks.  We refer you to ASC 350-3035-1 through 5.

Response to Comment 29:

The Company advises the Staff that the trademarks it has identified as having indefinite lives are Smart & Final®, Smart & Final Extra!® and Cash & Carry Smart Foodservice®.  Each of these trademarks has been registered with the United States Patent and Trademark Office.

Such registrations are renewable every ten years starting from the tenth anniversary of the original registration date, and the current terms of such registrations end, for Smart & Final® in October 2023, for Smart & Final Extra!® in February 2019 and for Cash & Carry Smart Foodservice® in July 2016.  The Company first registered Smart & Final® in 1983, Smart & Final Extra!® in 2009 and Cash & Carry Smart Foodservice® in 2006 and, historically, there has been no successful challenge to registering any such trademark or renewing any such registration.  Based on current fee schedules the cost of renewal of such registrations is approximately $2,000, and the Company intends to renew such registrations indefinitely.

Given the strong recognition of such trademarks, the longevity of such trademarks and the expected use of such trademarks, the Company did not identify any legal, regulatory, contractual, competitive, economic or other factors that would potentially limit the respective lives of such trademarks.  Based on the above, and considering the guidance in ASC 350-30-35-1 through 5, the Company concluded that such trademarks should be recorded as having indefinite lives.

Revenue Recognition, page F-17

30.                            We note your disclosure related to proceeds from the sale of Smart & Final gift cards on page 51.  Please tell us in your response and revise to disclose how you account for unredeemed gift card revenue or breakage.  In your disclosure include the amount of the liability for unredeemed gift cards existing at December 31, 2013 and 2012, if material.

Response to Comment 30:

The Company advises the Staff that the Company historically has not recognized any breakage income related to its gift card program.  The liability for unredeemed gift cards was approximately $2.6 million and $2.4 million as of December 29, 2013 and December 30, 2012, respectively. The Company has determined that the liability is immaterial to its consolidated balance sheet and, as a result, has not disclosed the amount of such liability.

The Company has revised the disclosure as requested on pages 51 and F-18 of Amendment No. 1 to provide that the Company has not recorded any unredeemed gift card revenue or breakage related to its gift card program.

Note 13.  Share-Based Compensation, page F-55

31.                            We note your disclosures surrounding the 2012 Incentive Plan including the repurchase feature within the option awards.  We further note that as a result of the repurchase feature you have not recorded any share-based compensation expense for the issued grants.  Please tell us more about the GAAP basis for your conclusion that share-based compensation is not required on these repurchase features that are equivalent to a forfeiture provision.

Response to Comment 31:

As disclosed in Note 13 to the Company’s audited consolidated financial statements, the Company’s Time-Based Options issued under the 2012 Incentive Plan contain two conditions that must be satisfied in order for an employee to benefit from the economics of the award.  The awards are subject to both a service condition and a performance condition.  Once an employee satisfies the service condition of the award, such employee can exercise his or her vested options for shares of common stock of the Company, which shares are subject to repurchase rights and transfer restrictions.

The transfer restrictions, as well as the repurchase rights, act as a forfeiture provision that enable the Company to reacquire shares of common stock at the lower of the exercise price and the fair market value of such shares (except in the case that an employee is involuntarily terminated without cause, which enables the Company to reacquire such shares at fair market value). There is no explicit provision regarding when the repurchase rights expire under the terms of the individual award agreements and the 2012 Incentive Plan. Upon the closing of this offering (a “liquidity event”), the restrictions on transfer of the shares would lapse. Thus, the employee would be able to realize rewards of ownership from the award upon a liquidity event and the Company would record share-based compensation expense as of the closing of this offering corresponding to the underlying vesting periods of such options.

As noted above, the only time that an employee can realize rewards of ownership from the award is upon a liquidity event or if he or she leaves the Company upon an involuntary termination without cause. The Company has concluded that the circumstances that allow an employee to realize the benefits of ownership from a granted award result in the awards having a performance condition. The employee cannot realize any benefit for the options granted until the performance condition is met. Pursuant to ASC 718-10-25-20, accruals of share-based compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition, and share-based compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved. As of each balance sheet date presented, the Company has determined that the terms that allow an employee to realize rewards of ownership are not probable to occur. As such, no share-based compensation expense has been recorded for the periods presented.

Note 17.  Commitments and Contingencies, page F-63

32.                            We note that a final settlement and release agreement was executed related to Mike Garcia vs. Smart & Final purported class action.  Please tell us whether the settlement payments were material to the income from continuing operations before income taxes.

Response to Comment 32:

The Company advises the Staff that, pursuant to the final settlement and release agreement related to the Mike Garcia vs. Smart & Final matter, it made final settlement payments in the aggregate amount of $0.6 million during the twelve weeks ended March 23, 2014.  The Company believes the final settlement payments are immaterial to its income from continuing operations before income taxes.

Exhibits and Financial Statement Schedules, page II-2

33.                            We note that you are a party to a joint venture agreement with Grupo Calimax S.A. C.V.  Please file the joint venture agreement as an exhibit.

Response to Comment 33:

In response to this comment, the Company has filed the joint venture agreement with Grupo Calimax S.A. de C.V. as Exhibit 10.8.1 to Amendment No. 1, as well as certain material agreements related thereto, including the (i) Product Sales Agreement, dated as of June 12, 2012, by and between Smart & Final Stores LLC and Smart & Final del Noroeste, S.A. de C.V. (the “Joint Venture”) as Exhibit 10.8.2 to Amendment No. 1 and (ii) Trademark Authorized User Agreement, dated as of June 12, 2012, by and between Smart & Final, Inc. and the Joint Venture as Exhibit 10.8.3 to Amendment No. 1.

34.                            We note that you have a contractual relationship with Unified Grocers through December 5, 2015.  Please file the agreement with Unified Grocers as an exhibit.

Response to Comment 34:

The Company acknowledges the Staff’s comment and, in response thereto, respectfully submits that it does not believe its agreement with Unified Grocers (the “Unified Agreement”) is a material agreement required to be filed as an exhibit to the Registration Statement.  Item 601(b)(10)(i) of Regulation S-K requires that a registrant file “every contract not made in the ordinary course of business which is material to the registrant.” The Unified Agreement is a contract made in the ordinary course of business because (i) the Company is a retail food company and (ii) the Unified Agreement is a supply contract for dry grocery and perishable products of types regularly sold in the Company’s Cash & Carry stores.  The Company advises the Staff that it purchases dry grocery and perishable products, as well as the other products sold in its Cash & Carry and Smart & Final stores, from a variety of suppliers other than Unified Grocers and is, from time to time, a party to agreements in connection with such supply arrangements.  Item 601(b)(10)(ii) of Regulation S-K provides that, if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to have been made in the ordinary course of business and therefore need not be filed unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.”

The Company respectfully submits to the Staff that it is not substantially dependent on the Unified Agreement generally or as it relates to the supply of dry grocery and perishable products to its Cash & Carry stores.  The Company believes that if the Unified Agreement was terminated for any reason (including due to the inability or unwillingness of Unified Grocers to supply the Company with dry grocery or perishable products), it could (i) find one or more alternative suppliers of such products that supply products in locations in which our Cash & Carry stores are located and/or (ii) utilize its own purchasing, warehousing and distribution infrastructure to replace the products provided and services performed by Unified Grocers under the Unified Agreement, in each case on substantially similar economics provided to the Company by the Unified Agreement and without a material disruption to the Company’s business.

Undertakings, page II-3

35.                            Please revise to provide the undertakings required by Item 512(a)(6) of Regulation S-K.

Response to Comment 35:

The Company respectfully submits to the Staff that it believes the undertaking specified in Item 512(a)(6) does not apply to this offering because the securities being registered pursuant to the Registration Statement are not being registered under Rule 415 under the Securities Act, and Item 512(a) undertakings are required only if securities are being registered pursuant to Rule 415.  The Company acknowledges that, pursuant to the Commission’s guidance, the undertakings set forth in Item 512(a) are applicable to certain offerings outside the scope of Rule 415 if the offering relies on Rule 430C under the Securities Act.  In connection with this offering, the Company is relying on Rule 430A, not Rule 430C.  As such, the undertakings in Item 512(a)(6) are not required to be included in the Registration Statement.  In connection with any future registered offerings by the Company in which the Company may rely on Rule 430C,  the Company will include the 512(a)(6) undertaking in the applicable registration statement.

* * * *

Please do not hesitate to contact me at (310) 284-5607 with any questions or comments regarding this response letter or Amendment No. 1.  Thank you for your assistance.

Sincerely,

/s/ Philippa M. Bond

Philippa M. Bond, Esq.

cc:          David G. Hirz, Smart & Final Stores, Inc.

Richard N. Phegley, Smart & Final Stores, Inc.

Robin M. Feiner, Proskauer Rose LLP